Eaton Corporation plc
Second Quarter 2013 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Six months ended June 30	Year ended December 31
(Millions of dollars)	2013	2012	2011	2010	2009	2008
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$934	$1,251	$1,553	$1,036	$303	$1,140
Adjustments
Loss (income) of equity investees	2	(2)	(2)	(14)	(6)	(11)
Distributed income of equity investees	74	19	3	15	9	1
Interest expensed	155	165	154	162	170	192
Amortization of debt issue costs	6	74	4	4	5	2
Estimated portion of rent expense representing interest	40	66	65	57	59	58
Amortization of capitalized interest	6	12	10	10	13	13
Adjusted income from continuing operations before income taxes	$1,217	$1,585	$1,787	$1,270	$553	$1,395
Fixed charges
Interest expensed	$155	$165	$154	$162	$170	$192
Interest capitalized	6	23	18	8	7	13
Amortization of debt issue costs	6	74	4	4	5	2
Estimated portion of rent expense representing interest	40	66	65	57	59	58
Total fixed charges	$207	$328	$241	$231	$241	$265

Ratio of earnings to fixed charges	5.88	4.83	7.41	5.50	2.29	5.26